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March 27, 2013

VIA EDGAR

Robert Errett

Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Honda Auto Receivables 2010-2 Owner Trust Form 10-K for the Fiscal Year Ended March 31, 2012 Filed June 28, 2012 File No. 333-150095-08

Dear Mr. Errett:

On behalf of our client, American Honda Finance Corporation, (“AHFC”), as sponsor, administrator and servicer of Honda Auto Receivables 2010-2 Owner Trust (the “Trust”), set forth below is the response of AHFC to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email dated March 20, 2013, relating to the Annual Report on Form 10-K for fiscal year ended March 31, 2012, filed by the Trust on June 28, 2012, File No. 33-150095-08 (the “Annual Report”).

The Staff’s comment has been repeated below, for your convenience, and is immediately followed by AHFC’s response to that comment.

Comment:

We note in Exhibit 35.2 the statement by Tony Panganiben of DealerTrack Collateral Management Services, the special servicer, that a review of the special servicer’s activities and performance under the applicable servicing agreement during the reporting period “has been conducted under our supervision.” It is not clear from this statement whether such review was conducted under Mr. Panganiben’s supervision, as required by Item 1123(a) of Regulation AB. Therefore, please confirm whether such review was conducted under Mr. Panganiben’s supervision. If such review was not supervised by Mr. Panganiben, please clarify the meaning of “our supervision.” Also, please confirm that in future filings the special servicer’s Item 1123 servicer compliance statement will state that the review of the special servicer’s activities during the reporting period and of its performance under the applicable servicing agreement has been made under the supervision of the officer signing such statement.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

March 27, 2013

Response:

In response to the Staff’s comment to Exhibit 35.2 of the Trust’s Annual Report, AHFC respectfully confirms that the review of DealerTrack Collateral Management Services’ special servicing activities and performance during the reporting period dating from April 1, 2011 through and including March 31, 2012, was conducted under Mr. Tony Panganiben’s supervision as required by Item 1123(a) of Regulation AB. DealerTrack Collateral Management Services agrees that any future Item 1123 servicer compliance statements it prepares will state that the review of DealerTrack Collateral Management Services’ performance during the related reporting period has been made under the supervision of the officer signing such statement as is required by Item 1123(a) of Regulation AB. AHFC also respectfully informs the Staff that commencing with each Honda Auto Receivables Trust’s Annual Report on Form 10-K for reporting period  dating from April 1, 2012 through and including March 31, 2013, and for subsequent reporting periods, AHFC has elected to take responsibility for supervising and reviewing DealerTrack Collateral Management Services’ activities and performance for the applicable reporting period and will include those functions in its own Assessment of Compliance include as an exhibit in each such Annual Report on Form 10-K.

In connection with responding to the Staff’s comment, AHFC, on behalf of the Trust, acknowledges the following:

•	AHFC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	AHFC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 27, 2013

Thank you for your prompt attention to AHFC’s response to the Staff’s comment. If you or any other member of the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (212) 210-9441.

Very truly yours,

ALSTON & BIRD LLP

By: /s/ Gary D. Roth

Gary D. Roth, A Partner

CC:	Arthur Sandel, Special Counsel in the Office of Structured Finance
Paul C. Honda, American Honda Finance Corporation